December 7, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (86) 21-6354-9559

Mr. Michael J. Smith
Chief Executive Officer and Chief Financial Officer
Cathay Merchant Group, Inc.
3604 Tower 1
Kerry Everybright City
218 Tian Mu Road West
Shanghai, P.R.China, 200070

Re: **Cathay Merchant Group, Inc.**
          Form 10-K for the period ended July 31, 2005
          Form 10-Q for the quarter ended October 31, 2006
          File No. 001-16283

Dear Mr. Smith:

    We issued comments to you on the above captioned filings on **March 16, 2006.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **December 21, 2006** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

    If you do not respond to the outstanding comments or contact us by **December 21, 2006,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

    You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have any questions.

                                                            Sincerely,

                                                            John P. Nolan
                                                            Accounting Branch Chief